Exhibit 99.1

SELECTED COMBINING CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial statements of Franklin Street Properties Corp. (“FSP Corp.” or the “Registrant”) gives effect to the acquisition of a property (“Westchase”) on November 1, 2012 for approximately $154.8 million by FSP Westchase LLC (the “Westchase Purchaser”), a wholly-owned subsidiary of FSP Corp.

The unaudited pro forma condensed consolidated financial statements are based upon the historical consolidated financial statements of FSP Corp. included in our Annual Report on Form 10-K for the year ended December 31, 2012, and the financial statements of Westchase for the period January 1, 2012 through September 30, 2012 and for the year ended December 31, 2011 previously included as Exhibits to our Current Report on Form 8K/A filed on January 11, 2013.  The financial statements of Westchase have been prepared pursuant to the requirements of Rule 3-14 of Regulation S-X of the Securities and Exchange Commission.  FSP Corp.’s consolidated balance sheet as of December 31, 2012 reflects the acquisition of Westchase; therefore, a pro forma condensed consolidated balance sheet is not presented.  The pro forma condensed consolidated statements of income for the year ended December 31, 2012 are presented as if the acquisition had occurred at the beginning of the period presented.  Certain balances in the Westchase financial statements have been reclassified to conform to FSP Corp.’s presentation.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the actual results of operations of Westchase for the periods indicated, nor do they purport to represent the results of operations of the entities for any future period.  We expect to fund this acquisition initially with our revolving credit facility and may use other long term capital options determined based upon market conditions in the future.  These unaudited pro forma financial statements are provided for informational purposes only and upon completion of the planned long term financing of this acquisition our financial position and results of operations may be significantly different than what is presented in these unaudited pro forma financial statements.

Franklin Street Properties Corp.

Unaudited Combining Condensed Consolidated Pro Forma Statements of Income

For the Year Ended

December 31, 2012

(dollars in thousands, except per share amounts)

		Westchase
	Historical	Acquisition
	FSP Corp.	(c)	Pro Forma
Revenue:
Rental income	$151,656	$13,882	$165,538
Related party revenue:
Management fees and interest on loans	10,947	—	10,947
Other	199	—	199
Total revenue	162,802	13,882	176,684

Expenses:
Rental operating expenses	37,441	3,689	41,130
Real estate taxes and insurance	22,913	2,338	25,251
Depreciation and amortization	54,872	8,508	63,380
Selling, general and administrative	9,916	—	9,916
Interest	16,068	2,150	18,218
Total expenses	141,210	16,685	157,895

Income (loss) before interest income, equity in earnings in non-consolidated REITs and taxes	21,592	(2,803)	18,789
Interest Income	51	—	51
Equity in income of non-consolidated REITs	2,033	—	2,033
Taxes on income (a)	335	92	427
Income (loss) from continuing operations	23,341	(2,895)	20,446

Weighted average shares outstanding, basic and diluted	82,937		82,937

Income per share attributable to:
Continuing operations, basic and diluted	$0.28		$0.25

FRANKLIN STREET PROPERTIES CORP.

NOTES TO UNAUDITED COMBINING CONDENSED CONSOLIDATED

PRO FORMA FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

BASIS OF PRESENTATION

The following unaudited combining condensed consolidated pro forma financial statement presentation has been prepared based upon certain pro forma adjustments to the historical consolidated financial statements of FSP Corp.  The pro forma statements of income are presented as if the acquisition occurred as of the beginning of the periods presented.

The acquisition of Westchase has been treated as a business combination.  The Westchase purchase price has been allocated to the assets acquired and liabilities assumed based upon estimates of their fair values as of the effective date of the acquisition as determined in accordance with generally accepted accounting principles in the United States (or “GAAP”).

PRO FORMA ADJUSTMENTS

Certain assumptions regarding the operations of FSP Corp. have been made in connection with the preparation of the combining condensed consolidated financial pro forma information.  These assumptions are as follows:

(a)         FSP Corp. elected to be, and is qualified as, a real estate investment trust for federal income tax purposes.  FSP Corp. has met the various required tests; therefore, no provision for federal or state income taxes has been reflected on real estate operations except for a margin tax related to real estate operations in Texas.

                        FSP Corp. has subsidiaries which are not in the business of real estate operations.  Those subsidiaries are taxable as real estate investment trust subsidiaries, or TRS, and are subject to income taxes at statutory tax rates.  The taxes on income shown in the pro forma condensed consolidated statements of income are the taxes on the income of the TRS.  There are no material items that would cause a deferred tax asset or a deferred tax liability.

(b)         Represents the effect of the acquisition of Westchase on November 1, 2012. We financed this acquisition with borrowings under our $500,000 unsecured revolving credit facility. The purchase price of this property was $154,750 before purchase credits of $1,825 and excluding $156 of estimated acquisition related costs. We allocated $130,000 of the purchase price to real estate properties, $24,947 to acquired real estate leases and $2,022 to acquired unfavorable real estate leases. The values assigned to the assets acquired are estimated and the final allocation may differ.

FRANKLIN STREET PROPERTIES CORP.

NOTES TO UNAUDITED COMBINING CONDENSED CONSOLIDATED

PRO FORMA FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

(c)                                  The following table presents the operations of Westchase for the period January 1, 2012 through the acquisition date.

		Adjustments
	Westchase	resulting from	Pro Forma
	Historical	Acquisition	Adjustment

Revenue:
Rental (1)	$13,678	$204	$13,882
Total revenue	13,678	204	13,882

Expenses:
Rental operating expenses	3,689	—	3,689
Real estate taxes and insurance	2,338	—	2,338
Selling, general and administrative (2)	—	—	—
Depreciation and amortization (3)	—	8,508	8,508
Interest (4)	—	2,150	2,150
Total expenses	6,027	10,658	16,685

Income (loss) before taxes	7,651	(10,454)	(2,803)
Taxes on income (5)	—	92	92

Income (loss) from continuing operations	$7,651	$(10,546)	$(2,895)

(1)         The pro forma rental adjustment includes amounts related to the amortization of approximately $785 of acquired above market leases with a weighted average term of approximately 38 months and approximately $2,022 of acquired below market leases with a weighted average term of approximately 54 months, which are being amortized over the remaining non-cancelable terms in accordance with GAAP.

(2)         Acquisition costs described in Pro Forma Adjustment (b) above are treated as if occurred prior to January 1, 2012.

(3)         The pro forma adjustment relates to depreciation of approximately $121,509 of acquired building and improvements using a straight-line method over an estimated life of 39 years. In addition, the adjustment includes amortization of the value of approximately $24,162 of acquired in place leases (exclusive of the value of above and/or below market leases), which are being amortized over the remaining non-cancelable weighted average term of approximately 54 months in accordance with GAAP.

(4)         The  pro forma adjustment relates to the effect on interest expense related to the approximately $152,782 of the acquisition funded with borrowing under our revolving credit facility at our then current incremental borrowing rate of 1.66% per annum.

(5)         The pro forma adjustment relates to the effect on income taxes of a margin tax related to real estate operations in Texas at a rate of approximately 0.7% of taxable revenues.